Filed under Rule 424(b)(3) and (7) of the Securities Act of 1933, relating to Registration No. 333-132865
Supplement No. 1 to Prospectus Supplement Dated March 31, 2006
and Prospectus Dated March 30, 2006
Intel Corporation
$1,600,000,000
2.95% Junior Subordinated Convertible Debentures due 2035
And
Shares of Common Stock Issuable Upon Conversion of the Debentures
     This supplement no. 1 to the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006 relates to the resale by selling securityholders of Intel Corporation’s 2.95% Junior Subordinated Convertible Debentures Due 2035 and the shares of Intel common stock issuable upon conversion of the debentures.
     You should read this supplement no. 1 in conjunction with the prospectus supplement dated March 31, 2006 and the prospectus dated March 30, 2006, which should be delivered in conjunction with this supplement no. 1. This supplement no. 1 is not complete without, and may not be delivered or used except in conjunction with, the prospectus and prospectus supplement, including any amendments or supplements to them. This supplement no. 1 is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement no. 1 supercedes information contained in the prospectus supplement.
     Investing in the debentures and the common stock issuable upon conversion of the debentures involves risk. See the discussion entitled “Risk Factors” beginning on page S-5 of the prospectus supplement dated March 31, 2006.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this supplement no. 1, the prospectus supplement dated March 31, 2006 or the prospectus dated March 30, 2006. Any representation to the contrary is a criminal offense.

     The table under the caption “Selling Securityholders” beginning on page S-54 of the prospectus supplement is hereby supplemented and amended by updating information as to certain selling securityholders identified in the table below and adding to it certain selling securityholders identified in the table below. We prepared this table based on information supplied to us by the selling securityholders named in the table below on or prior to April 28, 2006. Information about the selling securityholders may change over time. If required, any changed or new information given to us will be set forth in supplements to the prospectus supplement or amendments to the registration statement of which the prospectus, prospectus supplement and supplement no. 1 are a part, if and when necessary.
     We have assumed for purposes of the table below that the selling securityholders will sell all of the debentures and all of the common stock issuable upon conversion of the debentures pursuant to this supplement no. 1, the prospectus supplement and the prospectus, and that any other shares of our common stock beneficially owned by the selling securityholders will continue to be beneficially owned.
     Except as set forth below, none of the selling securityholders has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates.
     The selling securityholders identified below may have sold, transferred or otherwise disposed of, pursuant to transactions exempt from the registration requirements of the Securities Act of 1933, as amended, all or a portion of their debentures since the date on which they provided the information regarding their debentures.
Selling securityholders

				Number of Shares of
	Principal Amount of		Number of Shares of	Common Stock
	Debentures	Percentage of	Common Stock	Beneficially Owned	Natural Person(s)
	Beneficially Owned	Debentures	Issuable that May	after the	with Voting or
Name of Selling Securityholder (1)	and Offered (USD)	Outstanding (%)	Be Sold(2)(3)	Offering(4)	Investment Power
Alcon 401(k) Retirement Plan	720,000	*	22,835	0	Gene T. Pretti
American Founders Life Insurance Company	300,000	*	9,514	0	Gene T. Pretti
Arkansas PERS (5)	2,780,000	*	88,171	0	Ann Houlihan
AstraZeneca Holdings Pension (6)	355,000	*	11,259	0	Ann Houlihan
Banc of America Securities LLC (#)	10,000,000	*	317,162	0	(7)
Bancroft Fund Ltd. (8)	1,500,000	*	47,574	0	(9)
Blue Cross Blue Shield of Louisiana	1,300,000	*	41,231	0	Gene T. Pretti

Canyon Capital Arbitrage Master Fund, Ltd.(+)	4,950,000	*	156,995	0	(10)
Canyon Value Realization Fund, L.P. (+)	2,550,000	*	80,876	0	(11)
Canyon Value Realization MAC 18, Ltd. (RMF) (+)	750,000	*	23,787	0	(12)
Catholic Mutual Relief Society of America	300,000	*	9,514	0	Gene T. Pretti

Catholic Relief Insurance Company of America	200,000	*	6,343	0	Gene T. Pretti
CNHCA Master Account, L.P.	25,000,000	1.56%	792,905	0	(13)
Coda Capital Mgmt	740,000	*	23,469	0	Jeremiah P. O’Grady
Coda Capital ND Acct	400,000	*	12,686	0	Jeremiah P. O’Grady
Coda-KHPE Convertible	900,000	*	28,544	0	Jeremiah P. O’Grady
Continental Assurance Company on behalf of its separate account (E) (+)	1,600,000	*	50,745	0	(14)
Delaware PERS (15)	2,175,000	*	68,982	0	Ann Houlihan
Dow Employees Pension Plan	1,200,000	*	38,059	0	Gene T. Pretti
Elizabeth D Bruce Tr	80,000	*	2,537	0	Jeremiah P. O’Grady
Gartmore Conv. Fund	2,045,000	*	64,859	0	Jeremiah P. O’Grady
ICI American Holdings Trust (16)	615,000	*	19,505	0	Ann Houlihan
James Mellon Tr	65,000	*	2,061	0	Jeremiah P. O’Grady
JPMorgan Securities Inc. (#)	53,000,000	3.31%	1,680,958	10,647,017	(17)
LDG Limited	1,036,000	*	32,857	0	(18)
LeeDavid Investments	60,000	*	1,902	0	Jeremiah P. O’Grady
Lehman Brothers Inc. (#)	4,000,000	*	126,864	0	(19)
MAG Mutual Insurance Company	550,000	*	17,443	0	Gene T. Pretti
NAMIC Insurance Company	10,000	*	317	0	Gene T. Pretti
NMIC Convertible Port	3,020,000	*	95,782	0	Jeremiah P. O’Grady
Nuveen Preferred & Convertible Fund JPC (20)	9,775,000	*	310,025	0	Ann Houlihan
Nuveen Preferred & Convertible Fund JQC (21)	13,625,000	*	432,133	0	Ann Houlihan
Oak Hill Contingent Capital Fund Ltd.	10,000,000	*	317,162	343,370	(22)
OB Pension Gartmore	810,000	*	25,690	0	Jeremiah P. O’Grady
Physicians Mutual Insurance Company	400,000	*	12,686	0	Gene T. Pretti
PIMCO Convertible Fund	300,000	*	9,514	0	Mark Hadoff
Prudential Insurance Co. of America (+) (23)	160,000	*	5,074	0	Ann Houlihan
Qwest Occupational Health Trust	180,000	*	5,708	0	Gene T. Pretti
Qwest Pension Trust	1,030,000	*	32,667	0	Gene T. Pretti
Richard Mueller	80,000	*	2,537	0	Jeremiah P. O’Grady
Stanfield Offshore Leveraged Assets, Ltd.	17,500,000	*	555,033	0	(24)
State of Oregon Equity (25)	8,000,000	*	253,729	0	Ann Houlihan
T. Rowe Price Value Fund, Inc. (+) (26)	12,250,000	*	388,523	2,490,000	(27)
The Canyon Value Realization Fund (Cayman), Ltd. (+)	6,750,000	*	214,084	0	(28)
Union Carbide Employees Pension Plan	520,000	*	16,492	0	Gene T. Pretti
Van Eck WWARF	100,000	*	3,171	0	Jeremiah P. O’Grady
Virgina Retirement System	5,400,000	*	171,267	0	Gene T. Pretti
Zazove Institutional Investment Grade Convertible Fund, L.P.	3,000,000	*	95,148	0	Gene T. Pretti

*     Less than one percent (1%).
#     The selling securityholder is a registered broker-dealer.
+     The selling securityholder is an affiliate of a registered broker-dealer.
(1)     Information concerning other selling securityholders will be set forth in additional supplements to the prospectus supplement from time to time, if required.
(2)     Assumes conversion of all of the holder’s debentures at a conversion rate of 31.7162 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment as described under “Description of debentures—Conversion rights” in the prospectus supplement. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future. Excludes shares of common stock that may be issued by us upon the repurchase of the debentures as described under “Description of debentures—Fundamental change permits holders to require us to repurchase debentures” and fractional shares. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the debentures, as described under “Description of debentures—Conversion rights.”
(3)     Calculated based on Rule 13d-3(d)(i) of the Exchange Act. The number of shares of common stock beneficially owned by each holder named above is less than 1% of our outstanding common stock calculated based on 5,883 million shares of common stock outstanding as of January 27, 2006. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s debentures, but we did not assume conversion of any other holder’s debentures.
(4)     For purposes of computing the number and percentage of debentures and shares of common stock to be held by the selling securityholders after the conclusion of the offering, we have assumed for purposes of the table above that the selling securityholders named above will sell all of the debentures and all of the common stock issuable upon conversion of the debentures offered by this prospectus, and that any other shares of our common stock beneficially owned by these selling securityholders will continue to be beneficially owned.
(5)     This selling securityholder was previously listed as holding $2,405,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning Arkansas PERS.
(6)     This selling securityholder was previously listed as holding $305,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning AstraZeneca Holdings Pension.
(7)     Bank of America Corporation has control over the securities held by Banc of America Securities LLC. Bank of America Corporation is a public company and listed on the NYSE.
(8)     The selling securityholder was previously listed incorrectly as Bancroft Fund, Inc. The correct name of the selling securityholder is as listed herein.
(9)     Bancroft Fund Ltd. is a publicly traded company.
(10)     Canyon Capital Advisors LLC is the controlling entity with voting and investment power for Canyon Capital Arbitrage Master Fund, Ltd. Canyon Capital Advisors LLC is the investment advisor for Canyon Capital Arbitrage Master Fund, Ltd. and has the power to direct investments by Canyon Capital Arbitrage Master Fund, Ltd.. The managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitchell R. Julis and K. Robert Turner. Canyon Capital Arbitrage Master Fund, Ltd. is a Cayman Islands Exempted company.
(11)     Canpartners Investments III, L.P. and Canyon Capital Advisors LLC are the controlling entities with voting and investment power for Canyon Value Realization Fund, L.P. The general partners for Canyon Value Realization Fund, L.P. are Canpartners Investments III, L.P. and Canyon Capital Advisors LLC. Canyon Capital Advisors LLC is the general partner of Canpartners Investments III. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner.

(12)     RMF MAC Ltd. is the controlling entity with voting and investment power for Canyon Value Realization MAC 18, Ltd. (RMF). Managed Accounts Limited is the parent company of Canyon Value Realization MAC 18, Ltd. Canyon Capital Advisors is the investment advisor for Canyon Value Realization MAC 18, Ltd. and has the power to direct investments. The managing partners of Canyon Capital Advisors LLC are Joshua Friedman, Mitchell R. Julis and K. Robert Turner. Canyon Value Realization MAC 18, Ltd. is a Limited Liability Cayman Islands company.
(13)     CNH Partners, LLC is Investment Advisor of the selling securityholder and has sole voting and dispositive power over the registrable securities. Investment principals for the advisor are Robert Krail, Mark Mitchell and Todd Pulvino.
(14)     Continental Assurance Company is an affiliate of CNA, a publicly traded company.
(15)     This selling securityholder was previously listed as holding $1,835,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning Delaware PERS.
(16)     This selling securityholder was previously listed as holding $535,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning ICI American Holdings Trust.
(17)     JPMorgan Securities Inc. is a wholly-owned subsidiary of JPMorgan Chase & Co., which is a publicly traded company listed on the NYSE.
(18)     TQA Investors LLC has sole investment power and shared voting power for the securities held by LDG Limited. Its members are Robert Butman, John Idone, George Esser, Paul Bucci and Bartholomew Tesoreiro.
(19)     The selling securityholder is a subsidiary of Lehman Brothers Holdings, a publicly traded entity.
(20)     This selling securityholder was previously listed as holding $8,540,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning Nuveen Preferred & Convertible Fund JPC.
(21)     This selling securityholder was previously listed as holding $11,880,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning Nuveen Preferred & Convertible Fund JQC.
(22)     The persons with voting and investment control over the securities held by Oak Hill Contingent Capital Fund Ltd. are the members of Oak Hill Platinum Partners, L.L.C.’s Capital Allocation Committee, who are Steven Goldberg, Ayman Hindy, Chi-fu Huang, Myron Scholes and Tong-sheng Sun, each of whom disclaims beneficial ownership of the securities being registered.
(23)     This selling securityholder was previously listed as holding $135,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning Prudential Insurance Co. of America.
(24)     The beneficial holder of the securities is Stanfield Offshore Leveraged Assets, Ltd. (“SOLA”), a Cayman Islands exempted company. The investment manager of SOLA is Stanfield Capital Partners LLC, a New York limited liability company, which is an investment adviser registered with the U.S. Securities and Exchange Commission under the Investment Advisers Act of 1940, as amended. The members of the management committee of Stanfield Capital Partners LLC are Dan Baldwin, Steve Alfieri, Chris Jansen, Sarah Street and Chris Greetham. Each member disclaims beneficial ownership of the securities owned by SOLA.
(25)     This selling securityholder was previously listed as holding $6,900,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning State of Oregon Equity.
(26)     This selling securityholder was previously listed as holding $12,000,000 in principal amount of the debentures. The information included in this supplement no. 1 supercedes all prior information concerning T. Rowe Price Value Fund, Inc.
(27)     T. Rowe Price Associates, Inc. (“T. Rowe Price Associates”) serves as an investment adviser with the power to direct investments and/or sole power to vote the shares owned by the funds and accounts to which this footnote applies, as well as shares owned by certain other individual and institutional investors. For purposes of the reporting requirements of the Securities Exchange Act of 1934, T. Rowe Price Associates may be deemed to be the beneficial owner of all of the shares listed in this table and to which this footnote applies; however, T. Rowe Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. T. Rowe Price Associates is a wholly owned subsidiary of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company.
(28)     Canyon Capital Advisors LLC is the investment advisor for the The Canyon Value Realization Rund (Cayman), Ltd and is the controlling entity with voting power. The managing partners of Canyon Capital Advisors LLC are Joshua S. Friedman, Mitchell R. Julis and K. Robert Turner. In addition, Joshua S. Friedman, Mitchell R. Julis and R. Christian B. Evensen own all of the ordinary shares of Canyon Value Realization Fund (Cayman), Ltd., carrying full voting rights on all matters.

Only selling securityholders identified above who beneficially own the securities set forth opposite each such selling securityholder’s name in the foregoing table may sell such securities under the registration statement. Prior to any use of this prospectus in connection with an offering of the debentures and/or the underlying common stock by any holder not identified above, this supplement no.1 will be supplemented to set forth the name and other information about the selling securityholder intending to sell such debentures and the underlying common stock.
The date of the supplement no. 1 is May 2, 2006